City of Buenos Aires, June 30th, 2021

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Edenor’s Class A Shares.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) regarding the relevant events published on December 28th, 2020 and June 24th, 2021 (the “Relevant Events”), and complying with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the National Securities Commission (Comisión Nacional de Valores). Accordingly, the capitalized terms used that are not defined herein shall have the respective meanings set forth in the Relevant Events.

To this regard, we inform that on the date hereof the Company sold and transferred Class A common shares representing 51% of the capital stock and votes of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) to Empresa de Energía del Cono Sur S.A. (the “Purchaser”), per resolutions approved by the Company’s Ordinary and Extraordinary Shareholder’s Meeting held on February 17th, 2021. Hence, this resulted in a change of control of Edenor.

Sincerely.

María Agustina Montes

Head of Market Relations